Exhibit 99.6
REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

REPLIWEB INC. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Repliweb Inc. ("the Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in convertible preferred stock and shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at  December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 6, 2011	A Member of Ernst & Young Global

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,481	$2,342
Short-term deposit	500	1,700
Restricted deposit	23	21
Trade receivables	1,997	1,343
Other accounts receivable (Note 3)	163	193

Total current assets	6,164	5,599

LONG-TERM ASSETS:
Severance pay fund	1,116	832
Property and equipment, net (Note 4)	159	176
Deferred tax asset	96	28
Other asset, net (Note 5)	745	994

Total long-term assets	2,116	2,030

Total assets	$8,280	$7,629

The accompanying notes are an integral part of the consolidated financial statements.

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$165	$97
Employees and payroll accruals	670	661
Deferred revenues	2,667	2,180
Accrued expenses and other liabilities (Note 6)	489	370
Short-term liability to a related party regarding purchase of Other asset (Note 5, 11)	269	272

Total current liabilities	4,260	3,580

LONG-TERM LIABILITIES:
Long-term liability to a related party regarding purchase of Other asset (Note 5, 11)	271	378
Accrued severance pay	1,168	867

Total long-term liabilities	1,439	1,245

Convertible preferred A shares of $0.01 par value Authorized: 1,000,000 shares at December 31, 2010 and 2009; Issued and outstanding: 960,784 shares at December 31, 2010 and 2009; Liquidation preference of $ 5,880 at December 31, 2010 (Note 7)	2,153	2,469

SHAREHOLDERS' EQUITY:
Share capital (Note 8) - Ordinary shares of $ 0.01 par value - Authorized: 2,500,000 at December 31, 2010 and 2009; Issued and outstanding: 1,069,951 shares at December 31, 2010 and 2009	10	10
Additional paid-in capital	418	325
Retained earnings	-	-

Total shareholders' equity	428	335

Total liabilities and shareholders' equity	$8,280	$7,629

The accompanying notes are an integral part of the consolidated financial statements.

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands

	Year ended
	December 31,
	2010	2009

Revenues:
License	$3,924	$3,412
Services	4,050	3,649

Total revenues	7,974	7,061

Cost of revenues:
License	305	151
Services	835	634

Total cost of revenues	1,140	785

Gross profit	6,834	6,276

Operating expenses:
Research and development	3,876	3,470
Sales and marketing	1,273	1,157
General and administrative	1,067	927

Total operating expenses	6,216	5,554

Operating income	618	722
Financial income (expenses), net (Note 12)	(97)	72

Income before taxes on income	521	794
Taxes on income (Note 9a)	337	335

Net income	$184	$459

The accompanying notes are an integral part of the consolidated financial statements.

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

U.S. dollars in thousands

	Convertible Preferred A Stock		Additional paid-in	Ordinary shares		Additional paid-in	Retained	Total shareholders'
	Shares	Amount	capital	Shares	Amount	capital	earnings	equity

Balance as of January 1, 2009	960,784	$10	$2,907	1,003,922	$10	$231	$393	$634

Dividend paid	-	-	(448)	-	-	-	(852)	(852)
Exercise of options	-	-	-	66,029	*) -	-	-	*) -
Stock-based compensation	-	-	-	-	-	94	-	94
Net income	-	-	-	-	-	-	459	459

Balance as of December 31, 2009	960,784	10	2,459	1,069,951	10	325	-	335

Dividend paid	-	-	(316)	-	-	-	(184)	(184)
Stock-based compensation	-	-	-	-	-	93	-	93
Net income	-	-	-	-	-	-	184	184

Balance as of December 31, 2010	960,784	$10	$2,143	1,069,951	$10	$418	$-	$428

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31,
	2010	2009

Cash flows from operating activities:

Net income	$184	$459
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	337	197
Stock-based compensation	93	94
Increase (decrease) in accrued severance pay, net	17	(88)
Decrease (increase) in trade receivables	(654)	66
Decrease in other accounts receivable	30	28
Increase (decrease) in trade payables	68	(249)
Decrease (increase) in deferred tax asset	(68)	125
Increase in employees and payroll accruals, accrued expenses and other liabilities	28	87
Increase in tax liability	99	58
Increase in deferred revenues	487	150
Increase in liability to a related party	41	103

Net cash provided by operating activities	662	1,030

Cash flows from investing activities:

Restricted deposit	(2)	(21)
Short-term deposit	1,200	(1,177)
Purchase of property and equipment	(71)	(43)
Purchase of intellectual property from related party	(150)	(550)

Net cash provided by (used in) investing activities	977	(1,791)

Cash flows from financing activities:

Exercise of options	-	* ) -
Dividend paid	(500)	(1,300)

Net cash used in financing activities	(500)	(1,300)

Increase (decrease) in cash and cash equivalents	1,139	(2,061)
Cash and cash equivalents at the beginning of the year	2,342	4,403

Cash and cash equivalents at the end of the year	$3,481	$2,342

*)           Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31,
	2010	2009

Supplemental disclosure of cash flow activities:

Cash paid during the year for:
Income taxes	$250	$105

Significant non-cash activity:

Purchase of intellectual property	$-	$547

The accompanying notes are an integral part of the consolidated financial statements.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Repliweb Inc. and its subsidiaries ("the Company") were incorporated and commenced operations in March 2000.

b.	Repliweb Inc. and its wholly-owned subsidiaries - Repliweb Ltd., an Israeli corporation, and Repliweb UK Ltd., a British corporation, develop and market software for content distribution.

c.	The Company is registered under the laws of the State of Delaware, U.S.A.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. accounting principles generally accepted.

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, specifically related to revenues and deferred revenues, share based compensation income tax and contingencies. Actual results could differ from those estimates.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Israeli and U.K. subsidiaries operate. The functional currency of the Company's Israeli and U.K. subsidiaries is the U.S. dollar. Amounts in currencies other than the dollar have been translated as follows:

1.	Monetary balances- at the exchange rate in effect on the balance sheet date.
2.	Revenues and costs- at the exchange rate in effect as of the date of recognition of the transactions.

All exchange gains and losses from the re-measurement mentioned above are reflected in the statement of income under financial income (expenses), net.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, RepliWeb UK and RepliWeb Ltd. Intercompany transactions and balances have been eliminated in full upon consolidation.

d.	Cash and cash equivalents:

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less at the date acquired.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term deposits are presented at cost, including accrued interest.

f.	Restricted short-term bank deposit:

Restricted short-term bank deposit is invested in yearly deposit. This deposit was used mainly as a security for rented premises.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, software and peripheral equipment	15 - 33
Office furniture and equipment	6 - 10
Leasehold improvements	Over the term of the lease or the life of the asset, whichever is shorter

h.	Other assets:

 Includes Intellectual property is amortized using the straight-line method over it's estimated useful life of 4.42 years

i
Long-lived assets of the Company (which includes property plant and equipment and other assets) are reviewed for impairment in accordance with Accounting Standard Codification ("ASC") 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2010 and 2009, no impairment losses were recorded.

j.	Revenue recognition:

The Company derives its revenues from licensing the rights to use its software and maintenance and technical support. The Company sells its products through its direct sales force.

As required by ASC 985-605, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately when renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Software license revenues are recognized when collection is probable, delivery has occurred, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists.

Revenues from maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. Revenues from maintenance and support renewal contracts are recognized ratably over the term of the agreement, which is typically one year.

The Company does not grant a right of return to its customers.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

k.	Research and development costs:

Research and development costs are charged to the statement of income as incurred. ASC 985-20, "Software – Cost of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release has been insignificant. Therefore, research and development costs have been expensed as incurred.

l.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement.

The Company recognizes penalties and interest, if any, related to unrecognized tax benefits in taxes on income .

m.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term deposits, restricted deposits, trade receivables, other accounts receivable, trade payables, employees and payroll accruals, and accrued expenses and other liabilities approximate their fair value due to the short-term maturity of such instruments.

The Company adopted ASC 820 which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As of December 31, 2010 and 2009, the company had no financial instruments, other than the long term liability to a related party for which a fair value measurement was necessary.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of long-term liability to a related party regarding purchase of other asset is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposits, short-term deposits and trade receivables.

Cash and cash equivalents, restricted deposits and short-term deposits are invested in major banks in Israel and the United States. Generally these deposits may be redeemed upon demand and, therefore, bear low risk.

The Company's trade receivables are mainly derived from sales to customers located primarily in the U.S. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts, if needed, is determined with respect to those amounts that the Company has determined to be doubtful of collection. As of December 31, 2010 and 2009 the allowance for doubtful accounts amounted to zero.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

o.	Accrued severance pay:

Pursuant to Israeli law, employees are generally entitled to severance pay upon their retirement or dismissal, or upon the termination of their employment without cause.

The Company's liability for severance pay for Israeli resident employees is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is funded through insurance policies designed solely for distributing severance pay. The value of these policies is recorded as an asset in the Company's balance sheets. The net amount of severance liability and the severance pay fund presented in the balance sheet represent the Company's liability for severance to its employees as of balance sheet date.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The insurance policies include profits accumulated up to the balance sheet date. The insurance policies may be withdrawn only upon complying with Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2010 and 2009, amounted to $ 301 and $ 226, respectively.

p.	Stock-based compensation:

The Company accounts for options granted to employees under the fair value recognition provision of ASC 718, which requires the use of an option valuation model to measure the fair value of options at the date of grant. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The fair value of each options award is estimated on the grant date using the Black-Scholes-Merton,  which is considered by the Company as the most appropriate fair value method for its stock-options awards. No options were granted during 2010 and 2009.

The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

Expected volatility was calculated based upon similar traded companies historical stock price movements. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by Staff Accounting Bulletin No. 110 as the average of the vesting period and the contractual term. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term stock option grants.

The Company recognizes compensation expenses for the value of its awards, based on the straight line method over the requisite service period of each of the awards.

The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to expected life of the options. The expected dividend was assumed to be zero as, the latest options granted occurred in 2008, prior to any dividends payments by the Company.

Under the Company's 2001 and 2004 option plans, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Subsequent events:

In  connection with the preparation of the consolidated financial statements and in accordance with authoritative guidance for subsequent events, the Company evaluated all events or transactions that occurred after December 31, 2010 through September 5, 2011, the date on which the audited consolidated financial statements were approval and available to be issued.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2010	2009

Loans to employees	$71	$74
Government authorities	12	53
Lease deposit	12	11
Prepaid expenses	68	55

	$163	$193

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	2010	2009
Cost:
Computers, software and peripheral equipment	$589	$518
Office furniture and equipment	35	35
Leasehold improvements	30	30

	654	583
Accumulated depreciation:
Computers, software and peripheral equipment	465	383
Office furniture and equipment	15	12
Leasehold improvements	15	12

	495	407

Property and equipment, net	$159	$176

Depreciation expenses for the years ended December 31, 2010 and 2009 amounted to $ 88, and $ 94, respectively.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	OTHER ASSET, NET

a.
On July 30, 2009, the Company exercised an option to purchase from a related party all rights, title and interest of its intellectual property under updated set of terms and conditions in comparison to the set of terms and conditions originally set forth in the Asset Purchase Agreement which was attached as Exhibit A to the Option Agreement (see Note 11). According to ASC 805, "Business Combination", an acquired asset that does not meet the definition of a business should be accounted for as an asset acquisition on the principles described in ASC 350 and measured at cost.

The consideration of the aforementioned purchase consists of $ 550 in cash and $ 37.5 in fixed payments for 17 quarters from September 30, 2009, and earns out contingency for 17 quarters from September 30, 2009, in accordance with the terms of the purchase agreement. The earn out contingency is based on meeting certain revenues thresholds by the Company in the respective periods.

The Company recorded the asset based on the actual cash paid, and the present value of the liability of future fixed payments.

The actual payments of the realized earn out are expensed in the period in which they occur, and amounted to $ 430 and $ 93 in the years ended December 31, 2010 and 2009, respectively.

b.	Other asset, net:

	December 31,
	2010	2009
Cost:
Intellectual property	$1,097	$1,097

Accumulated amortization :
Intellectual property	352	103

Other assets, net	$745	$994

Amortization expenses for the years ended December 31, 2010 and 2009 amounted to $ 249, and $ 103, respectively.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	OTHER ASSET, NET (Cont.)

c.	The estimated future amortization expense of other assets as of December 31, 2010 is as follows:

2011	$249
2012	249
2013	247

$745

NOTE 6:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2010	2009

Government authorities	$92	$69
Accrued expenses	49	53
Tax accrual	348	248

	$489	$370

NOTE 7:-	CONVERTIBLE PREFERRED STOCK

The Company recorded the convertible preferred stock on the dates of issuance, net of issuance costs. The Company classifies the convertible preferred stock outside of stockholders' equity because the shares contain liquidation feature that are not solely within the Company's control. The liquidation feature is in an event of a change in shareholders above 50% prior to the event and includes, i) an acquisition by a public traded company and ii) sale of the assets to a public traded company. For the years ended December 31, 2010 and 2009, the Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at each balance sheet date. Subsequent adjustments to increase the carrying values to the ultimate liquidation values will be made only when it becomes probable that such a liquidation event will occur.

The rights, preferences and privileges of the convertible preferred stockholders are as follows:

Preferred A shares confer upon their holders certain rights not granted to the holders of Ordinary shares, including certain preemptive rights to purchase new securities issued by the Company, the right to convert the shares into Ordinary shares at a conversion rate of 1:1 at the original issuance price, rights of first refusal and co-sale rights in relation to sale of securities by shareholders, certain anti-dilution rights in the event that the Company shall issue shares at a price per share lower than that paid by the holders of the Preferred shares, the right to veto certain resolutions and actions of the Company and liquidation preference.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHARE CAPITAL

a.	Classes of shares:

 Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, to receive dividends, if and when declared, and to participate in the excess of assets upon liquidation of the Company.

b.	Dividend:

On February 11, 2010, the board of directors of the Company declared a distribution of dividend to the shareholders of the Company in the aggregate amount of $ 500. On December 16, 2009, the board of directors of the Company declared a distribution of dividend to the shareholders of the Company in the aggregate amount of $1,300.

 The Company's determination to pay dividends in the future is at the discretion of the Company's board of directors and will be dependent on a number of factors, including the Company's earnings, capital requirements and overall financial conditions.

c.	Share based compensation:

 Under the Company's 2004 and 2001 option plans, options granted under the plans are exercisable within ten years from the date of grant. The vesting periods of the options range from one to four years.

 A summary of employee option activity under the Company's stock Option Plans during 2010 and 2009, are as follows:

	Year ended December 31,
	2010			2009
	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)

Outstanding at beginning of year	114,864	$4.2	6.69	180,893	$2.67
Granted	-	$-		-	$-
Exercised	-	$-		(66,029)	$0.01
Forfeited	(12,104)	$4.88		-	$-

Outstanding at end of year	102,760	$4.12	5.66	114,864	$4.2	6.69

Exercisable at end of year	101,885	$4.12	5.64	92,970	$4.02	6.6
Options vested or expected to vest	102,760	$4.12	5.66	114,864	$4.2	6.69

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHARE CAPITAL (Cont.)

The options outstanding under the Company's stock option plan as of December 31, 2010, have been separated into exercise price as follows:

	Options	Options	Weighted
	outstanding	exercisable	average
Ranges of	as of	as of	remaining
Exercise	December 31,	December 31,	contractual
price	2010	2010	life (in years)

$0.01	17,304	17,304	4
$3.96	1,750	875	7.5
$4.6	69,706	69,706	6
$6.85	14,000	14,000	6

	102,760	101,885

NOTE 9:-	INCOME TAXES

a.	1.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2010	2009

Domestic	$263	$499
Foreign	258	295

	$521	$794

2.	The subsidiaries of Repliweb Inc. provide services to the parent company on a cost plus basis and pay taxes accordingly.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INCOME TAXES (Cont.)

3.	The provision for income taxes is comprised as follows:

	Year ended December 31,
	2010	2009

Current taxes	$405	$210
Decrease (increase) deferred taxes	(68)	125

	$337	$335

Domestic	$276	$260
Foreign	61	75

	$337	$335

4.	Reconciliation of the theoretical tax expenses:

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income, is as follows:

	Year ended December 31,
	2010	2009

Income before taxes	$521	$794
Federal and State tax rate in U.S.	40%	40%

Tax expense	208	318

Tax expenses adjustment due to past years	62	-
Differences in tax rate	(33)	(40)
U.S. tax on foreign income	68	46
Tax uncertainties	32	11

Tax expense	$337	$335

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INCOME TAXES (Cont.)

5.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2010	2009

Opening balance	$77	$66
Additions for current year tax position	32	11

Closing balance	$109	$77

During the years ended December 31, 2010 and 2009, the Company recorded $ 20 and $ 5, respectively for additional current year tax uncertainties as well as $ 12 and $ 6, respectively for interest and penalties expenses related to uncertain tax position.  The liability for unrecognized tax benefits included accrued interest and penalties of $ 21 and $ 15, as of December 31, 2010 and 2009, respectively.

As of December 31, 2010, the entire amount of unrecognized tax benefit could affect the Company's income tax provision and the effective tax rate.

6.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2010	2009
Tax assets in respect of:
Difference in amortization periods of intellectual property	$96	$28

7.	Tax assessments:

  The assessments filed by the U.S. entity  through the year ended December 31, 2006 are considered final .

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INCOME TAXES (Cont.)

b.	Tax laws applicable to the Israeli subsidiary:

1.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the results for tax purposes of the Israeli subsidiary were measured and adjusted for changes to the Israeli CPI.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

2.	Reduction in corporate tax rate:

On July 25, 2005, the Knesset (Israeli Parliament) passed the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decreased in the corporate tax rate in Israel to the following tax rates: in 2009 - 26% and in 2010 and thereafter - 25%. On July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan
for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

3.	Tax assessments:

The assessments filed by the Israeli subsidiary through the year ended December 31, 2006 are considered final.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease office facilities and motor vehicles under operating leases.

Future minimum annual payments under non-cancelable operating leases as of December 31, 2010, are as follows:

2011	$211
2012	65
2013	3

Total	$279

Rental and motor vehicle lease expenses for the years ended December 31, 2010 and 2009 were $ 256 and $ 254, respectively.

b.	According to the asset purchase agreement with a related party, the Company is obligated to pay the related party earn out amounts for 17 quarters from September 30, 2009.

c.	Guarantees:

As of December 31, 2010, the Company has granted a guarantee in the amount of $ 23 in favor of lessor.

NOTE 11:-	RELATED PARTY

The Company had a certain agreements from 2005 with a related party. Some of the Company's and the related party's shareholders are the same, nevertheless the ownership is not considered under common control. As part of the 2005 agreement,, the related party granted the Company a worldwide exclusive license, to promote, market, sell and license the related party's Licensed Technology and its products for a period of 4 years. In consideration of the license granted, the Company shall pay the related party royalties equal to 20% of the net sales of the related party's products.

In addition the related party granted the Company an irrevocable worldwide option (the "Option") to purchase, assume and accept from the related party, all rights, title and interest of its Intellectual Property.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	RELATED PARTY (Cont.)

On July 30, 2009, the Company exercised the aforementioned option and purchased from the related party all rights, title and interest of its intellectual property under updated set of terms and conditions in comparison to the set of terms and conditions originally set forth in the Asset Purchase Agreement which was attached as Exhibit A to the Option Agreement. The consideration of the purchase consists of $ 550 in cash, $ 37.5 fixed payment for 17 quarters from September 30, 2009. The agreement also included an earn out mechanism for 17 quarters from September 30, 2009, in accordance with the terms of the purchase agreement.

a.	Transactions with related parties:

	Year ended December 31,
	2010	2009

Realized earn out expense (Note 5)	$430	$93

b.	Balance with related parties:

	December 31,
	2010	2009

Short-term liability to related party payable (1)	$350	$272

Long-term liability to related party payable (2)	$271	$378

(1)
The Company has short-term outstanding payment as of December 31, 2010, for the 2011 year's fixed consideration to related party and the unpaid realized earn out as part of the intellectual property purchase (Note 5).

(2)	The Company has long term outstanding balance as of December 2010, the years 2012 through 2013 fixed consideration to related party as part of the intellectual property purchase (Note 5).

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SELECTED STATEMENTS OF INCOME DATA

Financial income (expense), net:

	Year ended December 31,
	2010	2009

Gain (loss) arising from foreign currency translation	$(63)	$82
Interest expenses related to Intellectual property purchase from related party	(34)	(10)

Financial income (expenses), net	$(97)	$72

NOTE 13:-	SUBSEQUENT EVENT

On July 21, 2011 the Company signed a term sheet, according to which it is anticipated to be fully acquired through a merger of the Company with and into acquirer. The total merger consideration will amount to $ 11,800 and will be comprised of cash, contingent earn out and shares.